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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)*

                        BALDWIN TECHNOLOGY COMPANY, INC.
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   058264-10-2
                                 (CUSIP NUMBER)




Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)


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---------------------------------------------------------------------
CUSIP NO. 058264-10-2                                 13G
---------------------------------------------------------------------
[1]  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  WENDELL M. SMITH - S.S. ####-##-####
---------------------------------------------------------------------
[2]  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                  [ ] (a)  [ ] (b)
----------------------------------------------------------------------
[3]  SEC USE ONLY
----------------------------------------------------------------------
[4]  CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES
----------------------------------------------------------------------
               NUMBER OF          : [5]  SOLE VOTING POWER
                                  :        950,959 shares (ITEM 4)
                 SHARES           :-----------------------------------
                                  : [6] SHARED VOTING POWER
             BENEFICIALLY         :        NONE
                                  :-----------------------------------
                OWNED BY          : [7]  SOLE DISPOSITIVE POWER
                                  :        950,959 shares (ITEM 4)
                  EACH            :-----------------------------------
                                  : [8] SHARED DISPOSITIVE POWER
            REPORTING PERSON      :        NONE
--------------------------------- :-----------------------------------
[9]  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         950,959 shares (ITEM 4)
----------------------------------------------------------------------
[10] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES*               [*] 14,400 shares owned by Margaret Smith,
                               wife of Reporting Person, as to which
                               shares Mr. Smith disclaims beneficial
                               ownership.
----------------------------------------------------------------------
[11]  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         APPROXIMATELY 5.96%
----------------------------------------------------------------------
[12]  TYPE OF REPORTING PERSON*
         INDIVIDUAL
----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a)         NAME OF ISSUER:  Baldwin Technology Company, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  One Norwalk West, 40 Richards Avenue, Norwalk, CT  06854

ITEM 2(a)         NAME OF PERSON FILING:  Wendell M. Smith

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Polestar Ltd.
                  6 Thomas Place
                  Rowayton, CT  06853

ITEM 2(c)         CITIZENSHIP:  U.S.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock

ITEM 2(e)         CUSIP NUMBER:  058264-10-2

ITEM 3. Not Applicable. The person filing this Amendment is not an entity listed in this Item.

ITEM 4.           OWNERSHIP:

                  (a) As of December 31, 1997, Mr. Wendell M. Smith is deemed to be the beneficial owner of 950,959 shares of Class A Common Stock of the Issuer, including 11,134 shares of Class A Common Stock owned directly; 259,500 shares of Class A Common Stock owned by Polestar Corporation (f/k/a Polaris Corporation); 22,643 shares owned by the Polestar Corporation retirement plan (all the outstanding capital stock of Polestar Corporation is owned, beneficially and of record, by Mr. Smith); 24,000 shares which he has a right to receive upon conversion of 24,000 shares of Class B Common Stock of the Issuer; 504,015 shares which he has a right to receive upon conversion of 504,015 shares of Class B Common Stock of the Issuer (beneficially owned by Polestar Corporation); 20,668 shares which he has a right to receive upon conversion of 20,668 shares of Class B Common Stock of the Issuer (beneficially owned by Polestar Limited--all the outstanding capital stock of Polestar Limited is owned, beneficially and of record, by Mr. Smith); 70,666 shares which Mr. Smith has the


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                           right to acquire upon the exercise of stock options
                           which are exercisable within 60 days; and 38,333 shares which he has a right to receive upon exercise of stock options and conversion of 38,333 shares of stock options to purchase Class B Common Stock, which are exercisable within 60 days. The foregoing amount does not include 14,400 shares of Class A Common Stock owned by Mr. Smith's spouse, as to which shares Mr. Smith disclaims beneficial ownership.

                  (b)      PERCENT OF CLASS: 5.96%

                  (c) Mr. Wendell M. Smith has sole power to vote, dispose and direct the disposition of all 950,959 shares which he beneficially owns.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY. Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.  Not Applicable

ITEM 10.          CERTIFICATION.  Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1998                                 /s/ Wendell M. Smith
                                                  --------------------
                                                       Wendell M. Smith


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